UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

THE EDELMAN FINANCIAL GROUP INC.

(Name of lssuer)

Common Stock, $.01 par value

(Title of Class of Securities)

27943Q105

(CUSIP Number)

The Edelman Financial Group Inc.

600 Travis, Suite 5800

Houston, Texas 77002

Attn: John T. Unger

(713) 224-3100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723465100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Don A. Sanders
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares	7. Sole Voting Power	0
Beneficially Owned by	8. Shared Voting Power	0
Each Reporting Person With	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

2

CUSIP No. 723465100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ben T. Morris
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares	7. Sole Voting Power	0
Beneficially Owned by	8. Shared Voting Power	0
Each Reporting Person With	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

3

CUSIP No. 723465100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George L. Ball
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares	7. Sole Voting Power	0
Beneficially Owned by	8. Shared Voting Power	0
Each Reporting Person With	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock (the “Common Stock”) of The Edelman Financial Group Inc., a Texas corporation (the “Issuer”), whose principal executive office is located at 600 Travis, Suite 5800, Houston, Texas 77002.

This Amendment No. 4 amends and supplements the Schedule 13D (as amended by Amendments No. 1, 2, and 3) thereto (the “Original Schedule 13D” and together with this Amendment No. 4, the “Schedule 13D”) filed by the reporting persons on February 8, 2000, as amended by Amendment No. 1 to Schedule 13D filed on June 26, 2003, Amendment No. 2 filed on November 11, 2003, and Amendment No. 3 filed on April 19, 2012.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Closing of the Transactions

On September 20, 2012, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”).  At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (each, a “Former Share” and collectively, the “Former Shares”) was cancelled and converted into the right to receive $8.85 in cash per share (the “Merger Consideration”), excluding (i) shares of Common Stock held by any stockholders who were entitled to and who properly exercised dissenters’ rights under Texas law, (ii) treasury shares, and (iii) shares of Common Stock held by Parent, Merger Sub, or any other wholly owned subsidiary of Parent, which included the shares held by the Rollover Investors that were contributed to Parent.  In addition, at the Effective Time, (a) each outstanding stock option was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price for each share subject to the applicable option, and (b) each Restricted Stock Unit (“RSU”) was cancelled and converted into the right to receive an amount in cash equal to the number of unforfeited shares of Common Stock then subject to the RSU multiplied by the Merger Consideration.

As a result of the Merger, at the Effective Time, the reporting persons no longer beneficially own any Former Shares.

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Item 5. Interest in Securities of the lssuer

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)-(b) As a result of the transactions described in Item 4, as of September 20, 2012, the reporting persons no longer may be deemed to have any shared voting power, or beneficially own, any Former Shares.

(c) Except for the transactions described in Item 4, to the best knowledge of the reporting persons, none of the reporting persons has engaged in any transaction during the past 60 days in, any Former Shares.

(e) As of September 20, 2012, the reporting persons are not beneficial owners of more than five percent of the outstanding Former Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2012
(Date)

/s/ Don A. Sanders
Don A. Sanders

/s/ Ben T. Morris
Ben T. Morris

/s/ George L. Ball
George L. Ball

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